Dodie Kent
                                          Vice President and Counsel
                                          212-314-3970
                                          Fax:  212-707-1791
                                          MONY Life Insurance Company of America
                                          1290 Avenue of the Americas
                                          New York, New York 10104

February 17, 2006


Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:   MONY Life Insurance Company of America
               Registration No. 333-112740

Commissioners:

MONY Life Insurance Company of America ("MONY America") pursuant to Rule 477 under the Securities Act of 1933 ("1933 Act") requests the withdrawal of its Initial Registration Statement submission made on Form S-2 on February 12, 2004, accession number 0001193125-04-020895.

No securities were sold in connection with this offering or with the securities under registration number 333-107961 filed on Form N-4.

Please contact the undersigned if there are any questions in connection with this matter.

Very truly yours,



/s/ Dodie Kent